NEWS RELEASE

Asia Pacific Resources Ltd. Announces a US$500,000 Loan

(Toronto, ON, January 16, 2004) Asia Pacific Resources Ltd. (the “Company”) announced that Olympus Capital Holdings Asia I, L.P. (“Olympus”) has advanced a US$500,000 convertible loan to the Company with an interest rate of 5% per annum for working capital purposes. The loan is for a term of one year, but may be extended in increments of six months by the agreement of the parties.

Should the Company undertake a third party financing of at least US$500,000, Olympus, subject to regulatory approval, will have the right to convert the loan into such security on the same terms as the financing.

Any proceeds from the sale by the Company or its subsidiary of any securities or assets in excess of amounts required for the development of its potash project may be required to be applied to repay the loan, if not converted by Olympus, subject to the Company maintaining adequate working capital.

This transaction is a related party transaction under applicable Canadian securities legislation as Olympus holds in excess of 50% of the issued capital of the Company and has three nominee directors on the Company’s board of directors. The terms and conditions of the loan and the benefits to the Company of obtaining this financing were reviewed and approved by those members of the Company’s Board of Directors who are at arm’s length to Olympus. The Company has closed this financing with a notice period of less than 21 days as this financing became available on favourable terms and is of benefit to the Company.

For further information:

Forbes West

Investor Relations: 416-203-2200/ 888-655-5532

forbes@sherbournegroup.ca